**Securum Capsa Inc**
**Statement of Changes in Equity**
**Years ended December 31, 2022 and 2021**

| | 2022 | 2021 |
|---|---|---|
| Opening balance | ($390,106) | ($493,570) |
| Net profit/loss | 28,031 | (110,613) |
| Common stock Issued | 63,482 | 214,077 |
| Preferred stock issued | 0 | 0 |
| Ending balance | ($298,593) | ($390,106) |